SECOND AMENDMENT AGREEMENT

THIS AGREEMENT dated for reference the 13th day of January, 2008.

BETWEEN

NEVADA GEOTHERMAL POWER INC., a company incorporated under the laws of British Columbia and having its head office at 900 - 409 Street, Vancouver, BC, V6C 1T2;

(the “Company”)

OF THE FIRST PART

AND

MARKUS K. CHRISTEN of 6 Maher Road, Somerset, New Jersey, USA  08873

 (“MC”)

OF THE SECOND PART

WHEREAS:

A.

The Company and MC entered into a financial advisory agreement dated January 12, 2007, as amended July 2, 2007, pertaining to the initial geothermal project on the Blue Mountain Property, which is intended to be developed through NGP Blue Mountain Holdco LLC and NGP Blue Mountain I LLC, collectively referred to as the “Agreement”; and

B.

The Company and MC wish to further amend the terms of the Agreement in the manner set forth below.

The parties to this Second Amending Agreement therefore agree that:

1.

The Feasibility Financing provisions described in sub-section (c) of the Agreement are terminated effective as of the date of this Second Amending Agreement; and

2.

The compensation provisions of the Agreement are deleted and replaced by the following:

“As compensation for services hereunder, the Company agrees to pay MC as follows:

(a)

financial advisory fees for hourly based services rendered at an hourly rate of US $200 per hour, subject to a daily maximum fee of US $1,200 per travel date, a daily maximum fee of US $1,600 per standard business day, and a monthly maximum fee of US$20,000 per month (the “Service Fees”).  The Service Fees shall not be credited against any Transaction Fee paid out as described in section (b) below.

(b)

a success fee in connection with the Project Financing (the “Transaction Fee”). The Transaction Fee shall be the higher of US$500,000 and the sum of:
(i) 4% of the amount of any equity placement (including drilling expenditures, accelerated depreciation, investment tax credits and depletion allowance) or sub debt/mezzanine debt. For greater certainty, the proposed TCW financing described below shall be excluded from this sub-section; and
(ii)  0.50% of the amount of any senior debt financing arranged, provided that if the Company completes the proposed TCW financing described below and thereafter is able to arrange senior debt financing to reduce a portion of the TCW financing, then MC shall not received a fee in connection with such senior debt financing; and

(iii)  0.50% of the amount of the financing which may be provided by the Trust Company of the West (“TCW”), as such is described in the draft summary of terms and conditions attached hereto as Schedule A; and

(iv)  1% of production tax credit financing, provided that if TCW’s minimum hold of US $70 million causes the production tax credit financing to be less than US $100,000,000, then MC shall also be entitled to receive a fee equal to 1% of the shortfall (i.e. US $100,000,000 less the actual amount of production tax credit financing);

(v)  1% of any tax equity financing based upon investment tax credits, or other tax equity financing; and

(vi)  2% of any Bridge Financing, including a US $5,000,000 letter of credit provided on April 1, 2008.

(c)

In addition, the Company agrees to reimburse MC monthly for all reasonable out-of-pocket expenses.

All fees and expenses payable hereunder are net of all applicable withholding and similar taxes.

For purposes of the TCW Transaction Fee, such fee shall become due and payable as follows:

(i) 50% of the TCW Transaction Fee shall be due on the date of, and shall be payable from, the first drawdown; and

(ii) 50% of the TCW Transaction Fee shall be paid on January 30, 2009, plus interest calculated at the rate of 5% per annum.

For the purposes of this agreement the term “Project Financing” shall include, without limitation, any (whether in one or a series of transactions) investment(s) of a third party in the assets or capital stock of any Project Company. In the event that MC should arrange Project Financing from an existing contact of the Company (such contacts being listed on Annex B) then MC agrees that the 4% Transaction Fee for equity placement or sub debt/mezzanine debt shall be reduced to 3%.”

4.

The term of the Agreement will expire on December 31, 2009, unless extended by mutual agreement in writing.

5.

These foregoing amendments to the compensation provisions of the Agreement shall take effect on the date of execution of this Second Amendment Agreement, as indicated on page one.

6.

Except as expressly amended hereby, the Agreement is hereby ratified, confirmed and approved.

IN WITNESS WHEREOF the parties hereto have executed this Second Amendment Agreement as of the day and year first above written.

NEVADA GEOTHERMAL POWER INC.
	Per:	Signed
Name: Brian Fairbank
Title: President & CEO
I have the authority to bind the corporation
) ) )	Signed
) ) )	MARKUS K. CHRISTEN